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                               [CROWE CHIZEK LOGO]



                                                                     EXHIBIT 8.1




September 18, 2002



Board of Directors
Midwest Banc Holdings, Inc.
501 West North Avenue
Melrose Park, IL  60160

Board of Directors
Big Foot Financial Corp.
1190 RFD
Long Grove, IL  60047-7304

    Re: Certain federal tax consequences of the merger of Big Foot Financial Corp. with and into Midwest Banc Holdings, Inc.

To the Members of the Boards:

You have requested our opinion with respect to certain federal income tax consequences of the proposed merger of Big Foot Financial Corp. ("BFFC") an Illinois corporation, with and into Midwest Banc Holdings, Inc. ("Midwest"), a Delaware corporation, (the "Merger"), pursuant to the Agreement and Plan of Reorganization (the "Agreement") dated as of July 19, 2002 which provides for a statutory merger under Delaware law and Illinois law between BFFC and Midwest. Upon completion of the Merger, the separate existence of BFFC shall cease, with Midwest surviving as the continuing corporation.

The proposed transaction and the parties are described in the Agreement. The Agreement provides that Crowe, Chizek and Company LLP shall provide a tax opinion dated as of the Closing Date. We have made such inquiries and have examined such documents and records as we have deemed appropriate for the purpose of this opinion. In rendering the opinion as of the Effective Time, we received and relied upon certain written representations of Midwest. Further, we will rely upon the statements of fact contained in the examined documents, particularly the Agreement. We also have assumed the authenticity of all signatures, the legal capacity of all natural persons and the conformity to the originals of all documents submitted to us as copies. Each capitalized term used herein, unless otherwise defined, has the meaning set

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Board of Directors
September 18, 2002
Page 2

forth in the Agreement. We have assumed that the transaction will be consummated strictly in accordance with the terms of the Agreement.

The Agreement (including exhibits) and the Form S-4 filed with the Securities and Exchange Commission contain detailed descriptions of the parties to the Merger and the Merger itself. These documents as well as the representations provided by BFFC and Midwest are incorporated in this letter as part of the statement of the facts.

In order to effect the Merger, each share of BFFC Common Stock ("BFFC Common Stock") which is issued and outstanding immediately prior to the Effective Time (other than shares of BFFC Common Stock held in treasury of BFFC or held by Midwest, which shares shall be cancelled, and shares held by persons exercising their dissenter rights) shall be converted into the right to receive 1.104 shares of Midwest Common Stock ("Midwest Common Stock"). Fractional shares shall be paid in cash. Dissenting shareholders will receive cash equal to the fair market value of their shares of Company Common Stock. Should the Midwest Common Stock average per share closing price for the twenty consecutive days ending five trading days preceding but not including the Closing Date fall below $17.12, Midwest has the option of modifying the agreement to allow for either a) an increased share exchange ratio, or b) to utilize an exchange ratio of 1.104 and provide an additional amount of cash, which when added to the dollar value of 1.104 shares of Midwest Common Stock will equal $18.90 per BFFC Common Stock share. Should Midwest fail to modify the Agreement in such an instance, BFFC has the option of terminating the Agreement.

-   OPINION

Based upon the facts set forth above and in the Agreement, the representations discussed above, and assuming that the Merger is effected in accordance with the terms of the Agreement between BBFC and Midwest, as well as in conformity with applicable state and federal laws, rules and regulations, and taking into consideration the limitations discussed in this opinion, it is our opinion that under current federal law pursuant to the Internal Revenue Code of 1986, as amended ("Code"):

    (1) Provided the proposed Merger of BFFC with and into Midwest qualifies as a statutory merger under applicable state law, the Merger will be a reorganization within the meaning of section 368(a)(1)(A) of the Code. BFFC and Midwest will each be a "party to a reorganization" within the meaning of section 368(b) of the Code. No income, gain or loss will be recognized by either BFFC or Midwest as a result of the Merger.

    (2) No gain or loss shall be recognized by the BFFC shareholders upon the receipt of Midwest Common Stock solely in exchange for BFFC Common Stock. Code section 354(a)(1).


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Board of Directors
September 18, 2002
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    (3)  A BFFC shareholder who receives cash in the Merger in lieu of a fractional share of Midwest Common Stock will be treated as if the fractional share had been received in the Merger and then redeemed by Midwest in return for the cash. The receipt of such cash will cause the recipient to recognize capital gain or loss equal to the difference between the amount of cash received and the portion of such holder's adjusted tax basis in the shares of Midwest Common Stock allocable to the fractional share. Section 302(a) of the Code.

    (4) Where a dissenting BFFC shareholder receives solely cash, such cash will be treated as having been received by that shareholder as a distribution in redemption of his BFFC Common Stock, subject to the provisions and limitations of section 302 of the Code. Where as a result of such distribution, a shareholder owns no Midwest Common Stock, either directly or through the application of section 318(a) of the Code, the redemption will be a complete termination of interest within the meaning of section 302(b)(3) of the Code and such cash will be treated as a distribution in full payment in exchange for his BFFC Common Stock. Under section 1001 of the Code, gain or (subject to the limitations of section 267 of the Code) loss will be recognized to such shareholder in an amount equal to the difference between the amount of such cash and the adjusted basis of the BFFC Common Stock surrendered, as determined under section 1011 of the Code (Revenue Ruling 74-515, 1974-2 C.B. 118).

    (5) In the event that the average per share closing price of Midwest Common Stock falls below $17.12 and Midwest elects to pay BFFC shareholders additional cash, BFFC shareholders will recognize gain (but not loss) in an amount equal to the lesser of (a) cash received or (b) the excess of the total fair market value of Midwest Common Stock and cash received over the adjusted tax basis of BFFC Common Stock surrendered.

    (6) The basis of the Midwest Common Stock received by BFFC shareholders in the Merger will be the same as the basis of the BFFC Common Stock surrendered in exchange therefore, decreased by the amount of any cash received, and increased by the amount of any gain recognized in the exchange. Section 358(a) of the Code.

    (7) The holding period of the Midwest Common Stock received by BFFC shareholders will include the holding period of the BFFC Common Stock surrendered therefore, provided that the BFFC Common Stock was held as a capital asset in the hands of the BFFC shareholders on the date of the exchange. Section 1223(1) of the Code.

    (8) The tax basis of the assets of BFFC in the hands of Midwest will be the same as the basis of such assets in the hands of BFFC immediately prior to the transaction. Section 362(b) of the Code.


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Board of Directors
September 18, 2002
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    (9)  The holding period of the assets of BFFC in the hands of Midwest will include the period during which such assets were held by BFFC. Section 1223(2) of the Code.

                           -   LIMITATIONS OF OPINION

Our opinion expressed herein is based solely upon current provisions of the Code including applicable regulations thereunder and current judicial and administrative authority. Any future amendment to the Code or applicable regulations, or new judicial decisions or administrative interpretations, any of which could be retroactive in effect, could cause us to modify our opinion. Our opinion is not binding on the Internal Revenue Service, and the Internal Revenue Service could disagree with the conclusions reached in the opinion. In the event of such disagreement, there can be no assurance that the Internal Revenue Service would not prevail in a judicial proceeding, although we believe that the positions expressed in our opinion would prevail if the matters were challenged.

No opinion is expressed under the provisions of any of the other sections of the Code including applicable regulations which may also be applicable thereto, or to the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction which are not specifically covered by the opinion set forth above.

If any fact or assumption contained in this opinion letter changes, it is imperative we be notified to determine the effect, if any, on the conclusions reached herein.

We hereby consent to the reference to our Firm under the heading "Certain Federal Income Tax Consequences" in the Prospectus that forms a part of the Registration Statement, and to the filing of this opinion as an exhibit thereto.


Respectfully submitted,

   /s/   Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP